

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 24, 2008

John Birchard
President
America's Driving Ranges, Inc.
78-365 Highway 111, #287
La Quinta, CA 92253

Re: America's Driving Ranges, Inc.
          Registration Statement on Form S-1
          Filed October 31, 2008
          File No. 333-154912

Dear Mr. Birchard:

      We have reviewed the non-financial statement disclosure in your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Calculation of Registration Fee, page ii

1. We note in footnote (1) you state that the registration statement covers the resale by selling shareholders of up to ten million common shares; however, it appears you are registering a primary offering of shares. Please clarify.

Prospectus Cover Page

2. Please reconcile the disclosure in footnote (1), which indicates the offering expenses will be $30,554.10, with the disclosures on page 10, which state that the offering expenses will be $47,150 (Dilution), or $50,000 (Plan of Distribution).

Prospectus Summary, page 3

3. Please disclose that your auditor has issued a going concern opinion in the forefront of the prospectus, under "Our Business." Also, revise to disclose that you have not generated any revenues since inception and have an accumulated deficit of $35,805.

4. We note your disclosure that you are "now prepared to develop [your] first site." Briefly describe what activities you have actually commenced toward the development of your golf practice facility and website and the stage of completion for each, as well as indicating the capital expenditure for each. Revise your plan of operation section in this manner as well.

The Offering, page 3

5. We note your disclosure here that you plan to use proceeds for working capital. Please revise to provide a brief summary of your use of proceeds. We note your disclosure on page 9.

Risk Factors, page 5

6. Please revise to add a risk factor discussing the impact, if any, of general economic conditions on your proposed business. Discuss any risks associated with undertaking a substantial construction project given the current economic climate.

7. Please revise to add a risk factor addressing the experience of your management at managing what appears to be a substantial construction project.

8. Please revise to add a risk factor discussing the risk that you may not be able to absorb the costs of being a public company.

Our financial status creates a doubt whether we will continue as a going concern . . . , page 5

9. Please revise to clearly state that your auditor has issued a going concern opinion. Also, you reference Note 3 to the Financial Statements; however Note 3 is captioned "Common Stock." Revise or advise.

10. We note your disclosure that you have set forth projections in sections captioned "Memorandum Summary – Earnings Projections" and "Business – Earnings Projections." It does not appear these sections are included in the prospectus. Revise or advise.

If we are not successful in raising at least $100,000 . . . , page 6

11. Revise to indicate whether you have any plans or commitments from your principal to provide financial contributions in the event you do not raise at least $100,000 from this offering.

We will need additional capital to fund our expected needs . . . , page 6

12. Please create a separate risk factor to address the risk of dilution to investors.

Use of Proceeds, page 9

13. Please revise your table to present your use of proceeds assuming that you will receive 25%, 50%, and 75% of the offering. Similarly revise your dilution disclosure.

14. Further, please confirm that your use of proceeds in presented in order of priority or revise. Refer to Instruction 1 to Item 504 of Regulation S-K.

15. We note that you expect to incur between $30,000 and $50,000 in offering expenses, however the use of proceeds table does not appear to include this expenditure. Further, it does not appear that the table reflects planned expenditures for a long-term lease. Please revise or advise.

16. We note your disclosure that you "may find it necessary or advisable to reallocate some of the proceeds within the above-described categories." Revise to discuss specifically the contingencies that would prompt you to reallocate proceeds and the alternative uses for such proceeds. Refer to Instruction 7 to Item 504 of Regulation S-K.

Plan of Distribution, page 10

17. Please indicate whether your officers will register as broker-dealers or advise as to why they are exempt from registration in reliance on Securities Exchange Act Rule 3a4-1.

18. We note your disclosure that you "have an oral agreement to file a Form 211 with the FINRA." Please revise to better explain what you mean by this statement. We also note disclosure on page 15 that you have not approached any broker-dealer regarding an application for quotation on the OTCBB.

Identification of Officers and Directors, page 11

19. Please revise the discussion of the backgrounds of Mr. Birchard and Ms. Bellile to conform to the requirements of Item 401(e) to Regulation S-K. Specifically, identify each director's principal occupation(s) during the past five years. Further, subjective statements such as "[s]he has vast . . . experience" are beyond the scope of Item 401.

Shares Eligible for Future Sale, page 14

20. Please revise this section for accuracy. For example, you state that all shares sold will be "freely transferable" shares. Even if the shares do not bear a restrictive legend, purchasers must either register any subsequent resale of shares or rely on an exemption from registration. Further, since all your common shares outstanding were issued after February 15, 2008, it does not appear that prior versions of Rule 144 apply to you.

Interests of Named Experts and Counsel, page 15

21. Please revise to indicate whether experts and counsel were employed on a contingent basis or will receive a substantial interest in you. Refer to Item 509 of Regulation S-K.

Description of Business, page 16

22. Please revise thoroughly to discuss the concrete steps you will take, budgets, and timetables for the planning, construction, and development of your proposed golf practice facility. Include a description of your plan for generating revenues. Further, we note your statement on page 19 that you have located a site to lease. Disclose whether you have signed a lease agreement for this property. If not, disclose when you plan on signing a lease and whether you have plans in the event the property is not available.

Plan of Operations – In General, page 17

23. Please revise to explain what "automatic ball spotters" are and substantiate your statement that automatic ball spotters "have proven to increase the number of players by 10% and the number of balls hit in a given practice period by 37%."

24. Please revise to substantiate that you have arrangements for an exclusive story with Golf News, attendance by "local government and business elite," and your opening will "be well covered by the local media" or remove.

25. Please revise to explain what you mean by "a great deal of promotion will be done for children's programs and senior citizen beneficial programs." Do you anticipate material expenditures as part of this promotional campaign? If so, provide an estimate of the costs of the campaign and if appropriate, include this estimate in the use of proceeds table.

26. Please expand your disclosure to discuss the development and promotion of your proposed website along with a timetable for completion. Explain why the website seems to be your first step in light of the fact that your business plan is to operate a driving range. Describe in detail how you will generate revenues sufficient to meet your monthly overhead costs. Explain why you believe $3,200 is an adequate amount to develop a website with the capabilities you envision. Please make corresponding changes to your liquidity section on page 20.

27. You state in the third paragraph on page 17 that you do not expect the purchase of any significant equipment. Given that your plan is to construct a driving range, please revise your disclosure to discuss or advise. Please revise throughout the prospectus, as appropriate.

Our market, page 17

28. Please revise to disclose the basis for your statement that the Coachella Valley is one of the prime golf areas in the world.

29. We note your disclosure that your target market includes over ninety golf courses and four independent practice facilities. Balance your discussion by elaborating as to how you expect to attract golfers and differentiate yourself from such an apparently large number of established competitors. Please add a risk factor in this regard as well or advise.

Need for government approval, page 18

30. Please explain why you will not need zoning or other regulatory approval from local or state governments to construct and operate your proposed golf practice

facility. To the extent you anticipate requiring government approval, revise to disclose here and add a risk factor discussing any anticipated risks of the approval process.

Management's Discussion and Analysis

Business Development, page 19

31. Please revise to explain why you believe that "[t]he key to profitability of practice facilities is the driving range itself."

Certain Relationships and Related Party Transactions, page 21

32. Please revise to identify the member(s) of management that received shares in exchange for services and state the approximate dollar value of those services. Refer to Items 404(a) and (d) of Regulation S-K.

33. We note you disclose in your financial statements a loan payable of $4,000 to "shareholder." Disclose this transaction here consistent with the requirements of Item 404(a) of Regulation S-K or advise.

Executive Compensation, page 21

34. Please revise to describe the services provided by your officers in exchange for shares. Tell us why these amounts are not disclosed as executive compensation or revise.

35. Please revise the tabular presentation to conform to the Summary Compensation Table requirement in Item 402(n) of Regulation S-K.

Prospectus Back Cover Page

36. Please revise to include an advisory to dealers regarding their prospectus delivery obligations. Refer to Item 502(b) of Regulation S-K.

Recent Sales of Securities, page II-3

37. Revise to conform to the requirements of Item 701 of Regulation S-K. Identify the date of sale, the title of the securities sold, the names of the persons to whom the securities were sold, and the aggregate amount of consideration received by you. Identify the exemption from registration claimed and state briefly the facts relied upon to make the exemption available.

Signatures, page II-7

    38. Revise the signature blocks to indicate your principal accounting officer or controller.

Exhibit 5.1

    39. Please revise the opinion to clarify whether the shares "will be" legally issued, fully paid and non-assessable.

    40. Please revise the opinion letter to opine as to the laws of the State of Nevada.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3313 with questions regarding comments on the non-financial statement disclosure and related matters.

Sincerely,

Rolaine S. Bancroft
Special Counsel

cc: Via Facsimile (760) 341-3635
        Henry C. Casden
        Attorney at Law